

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

<u>Via Facsimile</u>
Mr. Lee K. Boothby
President and Chief Executive Officer
Newfield Exploration Company
363 North Sam Houston Parkway East, Suite 100
Houston, Texas 77060

      Re: Newfield Exploration Company
                  Form 10-K for the Fiscal Year Ended December 31, 2010
                  Filed February 25, 2011
                  Response Letter Dated October 11, 2011
                  File No. 1-12534

Dear Mr. Boothby:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/H. Roger Schwall

                                   H. Roger Schwall
                                   Assistant Director